Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Valeant Contact Information:

Investors:	Media:
Laurie W. Little	Renée E. Soto/Meghan Gavigan
Valeant Pharmaceuticals International, Inc.	Sard Verbinnen & Co
949-461-6002	212-687-8080

Pershing Square Contact Information:

Investors:	Media:
D.F. King & Co., Inc.	Rubenstein Associates
Edward McCarthy/Richard Grubaugh/	Carolyn Sargent
Melinda Hanzel	212-843-8030
212-269-5550

INSTITUTIONAL SHAREHOLDER SERVICES (ISS) RECOMMENDS ALLERGAN SHAREHOLDERS CALL A SPECIAL MEETING OF SHAREHOLDERS

ISS Raises Significant Concerns about Corporate Governance Practices at Allergan

ISS Comments on Valeant’s “Enormous Success over the Tenure of its Current CEO”

ISS Highlights Allergan’s Reluctance to Treat its Shareholders as “Owners” and

Allow Shareholders to “Make Serious and Important Decisions about the Future of Their Company”

LAVAL, Quebec and NEW YORK, New York, August 6, 2014 – Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE:VRX) (TSX: VRX) and Pershing Square Capital Management, L.P. (“Pershing Square”) today commented on Institutional Shareholder Services’ (“ISS”) recommendation in support of Pershing Square’s effort to call a special meeting of Allergan shareholders. Pershing Square is seeking to call a special meeting to address a number of important matters, including the removal of six incumbent directors from the Allergan Board, which has failed to do any reasonable investigation of the Valeant offer.

ISS has recommended that shareholders of Allergan, Inc. (NYSE: AGN) PROVIDE CONSENT and complete and return all necessary documents required to call a special meeting of Allergan shareholders. Earlier this week, Glass Lewis also supported Pershing Square’s effort to call a special meeting.

In its report, ISS commented on Valeant’s and Allergan’s business models and track records:

“Many of the initiatives [Allergan] has announced, moreover—reducing R&D and SG&A expense, looking at acquisitions—are strategies Valeant has used to enormous success over the tenure of its current CEO. This suggests both that there is merit in these business strategies, if Allergan can choose as wisely and execute as well and as boldly as Valeant —and also, perhaps, that Allergan’s relentless criticism of the Valeant business model is rooted less in the conviction Valeant’s model is dangerously flawed than in the conviction anything outside of the defensive perimeter should be scorched.”*

In addition, ISS criticized Allergan’s bylaw provisions:

“As a response to the deeper question of why Allergan’s bylaw constraints were an appropriate response to the shareholder mandate to provide certain governance rights, by contrast, it appears to have been an exercise in concealing what was never worth finding: the Allergan bylaws are far more restrictive than any of the comparator companies the board apparently reviewed, with no discernable advantage for Allergan shareholders. … The risk from which these bylaws “protect” shareholders, to put it bluntly, is the risk that they will be treated as owners, and asked to make serious and important decisions about the future of their company.”

“We are pleased that ISS, along with Glass Lewis, has affirmed that Allergan shareholders deserve the opportunity to have their voices heard and support a special meeting of Allergan shareholders,” said Bill Ackman, CEO of Pershing Square. “The ISS Report should cause Allergan shareholders to question the credibility of a Board that is pursuing frivolous litigation tactics and baseless attacks to delay or stop the right for shareholders to fix anti-shareholder bylaws, elect shareholder-friendly directors and to voice their concerns about Allergan’s poor corporate governance. The board’s approach to the Special Meeting is consistent with how they have handled the Valeant offer – the board continues to ignore its fiduciary responsibilities to engage with Valeant and properly analyze and consider the benefits and shareholder value that can be created by the potential business combination as well as other alternatives.”

J. Michael Pearson, Valeant chairman and chief executive officer, commented, “Our offer represents a significant premium to Allergan’s unaffected stock price, and shareholders should have the right to determine for themselves whether they want to pursue this enormously value-creating transaction. Given the Allergan board’s repeated refusal to engage in good faith negotiations with Valeant, their ‘scorched earth’ campaign of unjustified attacks on Valeant’s business and their efforts to prevent Allergan shareholders from voicing their perspectives on our offer, we believe that the only path forward is to replace a majority of the Allergan board, remove Allergan’s anti-shareholder governance provisions and allow investors the opportunity to decide the outcome of this transaction. Valeant remains committed to pursuing this compelling transaction, which will create an unrivaled platform for growth and value creation in healthcare.”

Excerpts from ISS Analysis & Recommendation

Commenting on the “extensive bylaw constraints” the Allergan board has placed on the right to call a special meeting, ISS stated:

•	“There is little credible reason to believe the Allergan board has in any meaningful way struck an appropriate balance between the ability of shareholders to exercise their governance rights and the risk some shareholder might somehow abuse those rights. … Neither is it clear, however, that some of these requirements—particularly the information requirements on “associates”—in any meaningful sense useful to the company in trying to weed out whatever it is the board most fears when shareholders want to use their outdoor voice.”

•	“Given the experience of many shareholders currently road-testing this same bylaw in the current consent solicitation, moreover, there seems increasingly little doubt that shareholders should seize the opportunity to do something about it, by supporting the call for a special meeting at which they will be able to eliminate them.”

In addition to recommending that Allergan shareholders should PROVIDE CONSENT for the request to call a special meeting, ISS noted the following points for shareholders to consider in connection with the special meeting:

•	“Having gone through the effort to call it, moreover, shareholders may also want to keep a weather eye on whether the board acts in the spirit of good governance to honor their request promptly, or instead engages in additional delaying tactics. Among these, it should be noted, is the possibility the board—having received a valid request from a sufficient number of shareholders who have undertaken the arduous work of complying with the bylaw—then insists on taking the full 120 days it has allotted itself to call the special meeting. As a benchmark, most companies—even Allergan, judging from its track record in calling annual meetings—find 30-45 days sufficient when the need arises.”

•	“If what transpires, once a valid request for a special meeting has been submitted, suggests an enduring and irreconcilable difference of opinion about what constitutes “good governance,” shareholders may wish to further avail themselves of the opportunity, once a special meeting is finally called, to address the root cause of these governance concerns directly.”

•	“Given the substantial premium of the Valeant offer to the undisturbed price of Allergan shares, it may seem wise, as well, to allow the large strategic question —whether it is credible to believe remaining standalone will deliver higher value than selling—to also come to a head at the same meeting.”

Excerpts from Glass Lewis Report

Noting that investors electing to participate in Pershing Square’s Pershing Square’s efforts to call a special meeting must satisfy a myriad of significant and ongoing administrative hurdles, while the board can seek to nullify those efforts through a decidedly simpler proxy solicitation process, Glass Lewis notes:

•	“In our opinion, this procedural dichotomy casts a rather dubious light on the seriousness of the board’s desire to be responsive to investors. This obstructive process echoes a trend of recalcitrant adherence to progressive corporate governance standards at Allergan, including a period marked by active opposition to shareholder proposals covering the right to act by written consent and the separation of the roles of chairman and CEO.”

•	Referring to the “rapid adoption” of a poison pill, Glass Lewis stated, “…the board has not indicated that shareholders will have any opportunity to ratify the rights plan during its duration or that any extension of the pill upon its expiration would require shareholder approval. As such, we consider these efforts generally more indicative of a board concerned with entrenching its position than seeking to enhance shareholder value.”

•	“[W]e believe shareholders, as owners of the Company, should be provided a platform to express their views on certain significant matters not expected to be addressed through routine annual meeting channels. In the case of Allergan, access to such a platform is predicated on the satisfaction of an array of preconditions that, at the very least, are both disproportionately time consuming and dense.

*	Permission to use quotations in this release neither sought nor obtained.

Shareholders who have questions, or need assistance completing and returning the documents necessary to call a special meeting should contact Pershing Square’s proxy solicitors, D.F. King & Co., Inc.

For more information on the special meeting and to find copies of all documents needed to call the special meeting, please visit www.AdvancingAllergan.com.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

About Pershing Square

Pershing Square, based in New York City, is a Securities and Exchange Commission (“SEC”)-registered investment advisor to private investment funds. Pershing Square manages funds that are in the business of trading — buying and selling — securities and other financial instruments. A fund managed by Pershing Square is Allergan’s largest shareholder with an approximately 9.7% ownership stake

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire

Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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